May 4, 2006

Mr. Glenn M. Renwick
President and Chief Executive Officer
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143

  Re: The Progressive Corporation
     Form 10-K for fiscal year ended December 31, 2005
     File No. 1-9518

Dear Mr. Renwick:

  We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Managements' Discussion and Analysis

We understand that you continuously evaluate loss development trends and uncertainties and that historical loss experience serves as a primary basis for your modification of key assumptions in the most recent reserve estimate and your selection of the "reasonably likely" change assumption in your sensitivity analysis. The intent of comments below is to improve your disclosures about your loss reserve estimates including not only disclosing the amount and reason for the change in those estimates but to also disclose to investors how you have considered emerging trends and uncertainties in your historical loss development in determining a)your most recent reserve estimates and b) in determining the "reasonably likely" change assumption in your sensitivity analysis. We ask that you please keep this in mind in drafting your responses in order to address these objectives.

Losses and Loss Adjustment Expenses (LAE), page A-32

1. Your favorable prior year loss development of $355.9 million in 2005 was
    significant, increasing income before income taxes by 17%. You attribute most of
    this favorable development to lower than expected claim severity. However, we
    believe your discussion of the factors, causing this change in loss and loss
    adjustment expenses, could be improved. Please provide the following
    information in disclosure-type format:

    •   Provide a more detailed explanation of the reasons for your change in
        estimate. Consider discussion by program, distribution channel or state
        market.
    •   Describe and quantify the adjustments made by your actuarial department
        on both a gross and net basis and the factors included in the "all other
        development" category that support the $355.9 reserve release. In
        particular, quantify variations between assumed and actual claim severity
        and indicate their effect in determining assumptions in your most recent
        reserve estimate and your provision for uncertainty (refer to comment 5
        below).
    •   Identify the years to which the change in estimate relates and disclose the
        amount of the related loss reserve.
    •   Identify and describe in reasonable specificity the new events that
        occurred, the current trends observed or additional information acquired
        since the last reporting date that led to the change in estimate. Consider
        discussion by program, distribution channel or state market.
    •   Your disclosure should explain and quantify key trends necessary to
        understand the change in estimate. Discuss and justify any change in
        estimate that does not correlate with these trends.
    •   Ensure that your disclosure justifies the timing of the change in estimate,
        such as why recognition occurred in the periods that it did and was not
        required in earlier periods.

Critical Accounting Policies and Estimates

Losses and LAE Reserves, page A-40

2. You have identified claim frequency and severity as key assumptions in your
    reserve estimation process. Also, you disclose in estimating reserves you assume
    that the "current accident year's severity would increase over the prior accident
    year's estimate." Please provide an expanded discussion in disclosure -type
    format that addresses more specifically how you adjusted each of the key
    assumptions used in calculating the current year reserves. In particular, given your
    consistently favorable claim severity experience, explain your basis for assuming
    that the "current accident year's severity would increase over the prior accident

year's estimate." Your discussion should show how you considered current loss experience to determine the related assumption modifications in your current reserve estimate and provision for uncertainty.

3. We noted that while you precisely quantified the sensitivity of your severity estimate for the 2005 accident year (i.e. $194 million), your quantification of the related sensitivity for the trailing three accident years was a broad range of $152 million to $356 million. Please provide in disclosure-type format an expanded discussion of your trailing three year sensitivity analysis, explaining why you were unable to provide a more precise estimate of this sensitivity consistent with that for the 2005 accident year. Relate this analysis to your prior year loss development and discuss the factors that determined the boundaries of your range. Also, discuss and quantify the sensitivity of your claim frequency estimate. Confirm to us that the percentage changes in your sensitivity analysis represent those that are "reasonably likely" to occur in the future.

4. We note that you are unable to predict if the favorable claim severity trend will continue. However, decreases in claim severity have favorably impacted your operating results each year since 1995, except for 1999. Also, you refer to industry studies by the Property Casualty Insurers Association of America, and your report on loss reserving practices states that your pricing model includes assumptions for ultimate claim frequency and severity and targeted underwriting profit. Using applicable industry level analysis and the assumptions in your pricing model, please provide expanded discussion in disclosure-type format of your expected trend patterns for claim severity and frequency and other key assumptions, so that investors can better ascertain the likelihood that past performance is indicative of future performance.

5. Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please provide us in disclosure-type format how you determined the provision for uncertainty. Quantify this provision and explain your basis for determining its adequacy for each period presented.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments.

Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Kevin Woody, Accounting Branch Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant